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                   STATEMENT REGARDING COMPUTATION OF RATIOS


         The averages used in computing the performance ratios provided in Item
1. "BUSINESS - Key Operating Ratios" on page 22 of the Form 10-K represent average daily balances. Information is not readily available to compute such ratios using daily average balances; however, in the opinion of management, the ratios presented are not materially different as a result of using monthly average balances.